Joshua R. Diggs Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0047 Tel (213) 486-9611 Fax capitalgroup.com

April 29, 2024

Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Insurance Series (the “Registrant” or the “Series”)
File Nos. 002-86838 and 811-03857

Dear Ms. Im-Tang:

This letter is in response to the comments provided on March 25, 2024 to the Registrant’s Post-Effective Amendment No. 104 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 104 to the Registration Statement under the Investment Company Act of 1940, which amendment reflected, among other things, the addition of vintage 2070. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be immediately effective on May 1, 2024. We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to any individual class of shares apply equally to each of the Registrant’s other classes of shares with similar disclosure.

Cover Page

1.    Please confirm whether funds in American Funds Insurance Series have tickers.

Response: We confirm that funds in American Fund Insurance Series do not have tickers.

Summary Prospectus

2.	Please disclose that an investment in the fund is not guaranteed and that it is possible for an investor to lose his investment as the fund approaches and passes its target date.

Response: We respectfully refer the Staff to the language in the section captioned “Principal risks”, which states that “Your investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, entity or person. You should consider how this fund fits into your overall investment program.” We believe the current disclosure is clear and respectfully decline to supplement the disclosure as suggested at this time.

3.	Please complete the “Annual fund operating expenses” table in the Rule 485(b) filing. In addition, please confirm whether the “Acquired (underlying) fund fees and expenses” are estimated, and if so, add a footnote to that effect.

Response: We will complete this table in the Rule 485(b) filing. In addition, we confirm that the “Acquired (underlying) fund fees and expenses” set forth in the “Annual fund operating expenses” table are not estimated. However, because we reference the current fees of the underlying American Funds in the American Funds Target Date Retirement Series, we have added a footnote indicating that the “Acquired (underlying) fund fees and expenses” are “[r]estated to reflect current fees.”

4.	In the expense example, please remove the sentence referencing Class F-2 or F-3 shares or explain why it is included.

Response: This sentence has been updated to reflect the Staff’s comment.

5.	In the section captioned “Principal risks”, please clarify that there is no guarantee that the fund will provide adequate income at or through the investor’s retirement.

Response: We respectfully refer the Staff to the language in the section captioned “Investment objectives, strategies and risks” in the fund’s statutory prospectus, which states that, “Each fund in the target date series is designed for investors who plan to retire in, or close to, the fund’s target date — that is, the year designated in the fund’s name. However, investors may purchase shares of the fund throughout the life of the fund, including after the target date. In an effort to achieve the fund’s overall investment objective, the fund will continue to provide equity and fixed-income exposure in varying amounts after the target date has passed. Depending on its proximity to its target date, each fund will seek to achieve the following objectives to varying degrees: growth, income and conservation of capital. For example, the 2070 Fund, a fund with more years before its target date, will emphasize growth more than a fund closer to (or past) its target date, such as the 2010 Fund. As each fund approaches and passes its target date, it will increasingly emphasize income and conservation of capital by investing a greater portion of its assets in fixed income, equity-income and balanced funds.” In addition, the language in the aforementioned section states that the fund “is not designed for a lump sum redemption at the retirement date.” We believe the current disclosure is clear and respectfully decline to supplement the disclosure as suggested at this time.

6.	In the “Investing outside the United States” risk factor in the section captioned “Principal risks”, please clarify the definition of emerging markets.

Response: In keeping with the Staff’s guidance on layered disclosure, the characteristics of emerging markets are described in the fund’s prospectus in the risk factor titled “Investing in emerging markets”, and additional detail is provided in the fund’s statement of additional information in the risk factor titled “Investing in emerging markets”. This additional detail includes disclosure that, “Although there is no universally accepted definition, the investment adviser generally considers an emerging market to be a market that is in the earlier stages of its industrialization cycle with a low per capita gross domestic product (‘GDP’) and a low market capitalization to GDP ratio relative to those in the United States and the European Union, and would include markets commonly referred to as ‘frontier markets.’ For example, the investment adviser currently expects that most countries not designated as developed markets by MSCI Inc. (MSCI) will be treated as emerging markets for equity securities, and that most countries designated as emerging markets by J.P. Morgan or, if not available, Bloomberg will be treated as emerging markets for debt securities.” We believe the current disclosure is clear and respectfully decline to supplement the disclosure as suggested at this time.

Statutory Prospectus

7.	In the “Investing in emerging markets” risk factor in the section captioned “Investment objectives, strategies and risks”, please clarify the definition of emerging markets.

Response: Please see our response to Comment 6 above.

8.	In the section captioned “Investment objectives, strategies and risks,” please clarify whether the investment adviser applies environmental, social and governance (“ESG”) factors to every issuer or investment or only to some issuers or investments. In addition, if an issuer or investment scores poorly on ESG, please clarify whether it could still be an investment of a fund.

Response: We believe the analysis of material ESG issues as part of our fundamental research can help us understand long-term risks and opportunities of an investment. As indicated in the disclosure, “The investment adviser may consider environmental, social and governance (‘ESG’) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument.” We believe the current disclosure is clear that ESG factors may be considered where such factors are material to the value of an investment. In addition, in making decisions about a fund’s portfolio investments, the investment adviser seeks to invest in attractively valued companies that, in its opinion, represent good, long-term investment opportunities. We do not exclude investments solely based on ESG considerations to the extent we believe it represents a relatively attractive investment opportunity.

9.	Please consider whether ESG risk disclosure is appropriate in Item 4 or Item 9.

Response: We have reviewed this comment and respectfully decline to supplement the disclosure at this time. In the future, we plan to review our ESG-related disclosures in the registration statement based on the requirements of the U.S. Securities and Exchange Commission’s final rule governing ESG disclosures by funds.

10.	In the section captioned “Underlying funds – Growth funds”, please clarify the definition of developing countries in The New Economy Fund.

Response: We have reviewed this comment and because there is no material distinction between emerging markets and developing countries, we respectfully refer the Staff to the risk factor titled “Investing in emerging markets” in the statement of additional information of The New Economy Fund.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0047.

Sincerely,

/s/ Joshua R. Diggs

Joshua R. Diggs
Associate Counsel